Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 10, 2013, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

TELULAR CORPORATION

at

$12.61 Net Per Share

by

ACP TOWER MERGER SUB, INC.

a wholly-owned subsidiary of

ACP TOWER HOLDINGS, LLC

a limited liability company controlled by

AVISTA CAPITAL PARTNERS III, L.P. and

AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

ACP Tower Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”) controlled by Avista Capital Partners III, L.P., a Delaware limited partnership, and Avista Capital Partners (Offshore) III, L.P., a Bermuda exempted limited partnership, is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Telular Corporation, a Delaware corporation (“Telular”), at a price of $12.61 per Share, net to the seller in cash, without interest and less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2013 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Continental Stock Transfer & Trust Company in its capacity as Depositary for the offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer.  Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON JUNE 7, 2013, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”) OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 29, 2013, by and among Parent, Purchaser and Telular (as amended, the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Telular (the “Merger”), with Telular continuing as the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Parent and each issued and outstanding Share (other than Shares held by Telular as treasury stock or owned by Parent, Purchaser or any subsidiary of Telular, and other than Shares held by a holder who has properly demanded and perfected appraisal rights in accordance with Section 262 of the Delaware General Corporation Law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any applicable withholding taxes thereon, payable upon the surrender of the certificate formerly representing such Share or receipt of an “agent’s message” in the case of uncertificated Shares. As a result of the Merger, Telular will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) there being validly tendered in the Offer and not validly withdrawn prior to the Expiration Time, that number of Shares which, together with the Shares beneficially owned by Parent or Purchaser (if any), represents at least two-thirds of the Shares then outstanding (the “Minimum Condition”), (b) Parent having received the proceeds contemplated by a debt commitment letter, dated as of April 29, 2013 (as may be amended, modified or replaced (in whole or in part) in accordance with the Merger Agreement) from SunTrust Bank and SunTrust Robinson Humphrey, Inc. (collectively, the “Lenders”) (or the receipt of alternative financing from the same or alternative sources on terms and conditions that are, taken as a whole, no less favorable to Parent and Purchaser (in the reasonable judgment of Parent) (such debt commitment letter or any such alternative financing, the “Debt Commitment Letter”), or the receipt of an unconditional and irrevocable confirmation in writing to Parent or Purchaser from the Lenders (or alternative financing sources) that the debt financing will be available at the closing of the Offer on the terms and conditions set forth in the Debt Commitment Letter (the “Funding Condition”), (c) the Federal Communications Commission (the “FCC”) having released public notice of its grant of approval for the transfer of control to Parent of any authorization(s) issued by the FCC to Telular or its subsidiaries (the “FCC Condition”), (d) the expiration or termination of any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the Offer or the Merger and (e) the Merger Agreement not having been terminated in accordance with its terms. The Offer is also subject to other conditions described in the Offer to Purchase.

On April 28, 2013, the board of directors of Telular unanimously (i) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Telular and its stockholders that Telular enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Telular and its stockholders that are unaffiliated with Parent and (iv) recommended that Telular’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

Telular has granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable immediately following consummation of the Offer, to purchase from Telular at least that number of Shares that, when added to the Shares already owned by Parent and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the Shares outstanding immediately after the issuance of the Shares pursuant to the Top-Up Option on a fully diluted basis. If Parent and Purchaser acquire more than 90% of the outstanding Shares, including through exercise of the Top-Up Option, Purchaser, subject to the satisfaction or waiver of the conditions to the Merger, will complete the Merger through the “short form” procedures available under Section 253 of the Delaware General Corporation Law (without a meeting of Telular’s stockholders).  Parent and Purchaser expect that if the Offer is consummated, there would be enough Shares issuable pursuant to the Top-Up Option to cause Purchaser to own more than 90% of the outstanding Shares and to allow Purchaser to consummate the Merger immediately after the consummation of the Offer.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the NASDAQ Global Select Market (“Nasdaq”), Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition).

Purchaser is required to extend the Offer beyond any then-scheduled Expiration Time, (i) for any period required by any rule, regulation, interpretation or position of the SEC or Nasdaq; or (ii) at the request of Telular, if, at the then-scheduled Expiration Time of the Offer, certain of the conditions to the Offer (as described in the Offer to Purchase) are not satisfied or waived. Purchaser may, in its sole discretion, without the consent of Telular, extend the Offer beyond any then-scheduled Expiration Time (i) if any of the conditions to the Offer are not satisfied or waived, until such time as such condition or conditions are satisfied or waived, or (ii) if the Marketing Period (as defined in the Offer to Purchase) has not ended (or will not end) prior to the then-scheduled Expiration Time. Purchaser may also, in its sole discretion, without the consent of Telular, extend the Offer from time to time, on one or more occasions, if Purchaser has waived the Funding Condition, all conditions to the Offer (other than the Minimum Condition) have been satisfied or waived and Purchaser has not actually received the proceeds contemplated by the Debt Commitment Letter.

Each extension of the Offer (other than extensions at the request of Telular) will, subject to applicable law, not exceed the lesser of ten business days and such fewer number of days that Purchaser reasonably believes are necessary to cause the conditions to the Offer to be satisfied (unless otherwise agreed to in writing by Telular and Parent).  Each extension of the Offer at the request of Telular will, subject to applicable law, be five business days (unless otherwise agreed to in writing by Telular and Parent). In no event will Purchaser be required to extend the Offer or the Expiration Time beyond July

28, 2013, unless the only condition to the Offer not satisfied as of July 28,2013 is the FCC Condition (and each other condition to the Offer that is not satisfied as a result of the FCC Condition not being satisfied), in which case the Offer may not be extended beyond September 26, 2013.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

Pursuant to, and on the terms and subject to the conditions of, the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn, promptly after the Expiration Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the consideration paid for any Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for such Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 9, 2013, which is the 60th day after the date of the commencement of the Offer. Thereafter, tenders of Shares are irrevocable. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer

Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Telular has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares.  The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Telular’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender and the amount of cash you receive for those Shares.  For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to you of tendering your Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer is:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Registered or Certified Mail:	By Facsimile Transmission:	By Overnight Courier:
17 Battery Place, 8th Floor New York, NY 10004 Attn: Corporate Actions Department	(212) 616-7610 (For Eligible Institutions Only)	17 Battery Place, 18th Floor New York, NY 10004 Attn: Corporate Actions Department
Confirm Facsimile by Telephone: (917) 262-2378 (For Confirmation Only)

The Information Agent for the Offer is:

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

Banks and Brokers Call Collect: (203) 658-9400

All Others Call Toll-Free: (800) 607-0088
Email: tender.info@morrowco.com

May 10, 2013